

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-_42417_

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/03_____ AND ENDING__12/31/03_____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Residential Funding Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__8400 Normandale Lake Blvd._____
                              (No. and Street)

__Minneapolis_____   __MN__   __55437__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Rod McGinniss_____   __301-215-6205__
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Pricewaterhouse Coopers LLP_____
                       (Name – if individual, state last, first, middle name)

__650 Third Avenue South, Suite 1300__   __Minneapolis__   __MN__   __55402__
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Rod McGinniss_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Residential Funding Securities Corporation_____ , as of __December 31_____, 20__03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Rod McGinniss, President_____
Title

JENNIFER E. MALONEY
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires August 6, 2005

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Residential Funding
Securities Corporation

A wholly owned subsidiary of Residential Funding Corporation

Statement of Financial Condition
December 31, 2003
Filed Pursuant to 17a-5(e)(3) as a Public Document

Residential Funding Securities Corporation
Index
December 31, 2003

 PRICEWATERHOUSECOOPERS 🅚

PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Board of Directors and Stockholder of
Residential Funding Securities Corporation
(a wholly owned subsidiary of Residential Funding Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Residential Funding Securities Corporation (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This statement is the responsibility of the Company's management; our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Residential Funding Corporation and, as disclosed in the financial statement, has extensive transactions and relationships with its Affiliates. The financial position of the Company is not indicative of that which would have occurred had the Company operated independently.

PricewaterhouseCoopers LLP

February 6, 2004

Residential Funding Securities Corporation
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	1,432,603
Cash segregated under federal regulations		1,010,000
Receivable from brokers and dealers		12,324,257
Receivable from customers		54,242,657
Trading securities owned, at estimated fair value		1,612,878,222
Trading securities purchased under agreements to resell		1,011,527,500
Accrued interest receivable		8,282,123
Deposits with clearing organizations		3,385,320
Total assets		$ 2,705,082,682

Liabilities and Stockholder's Equity

Liabilities

Payable to Affiliates	$	49,826,733
Trading securities sold, not yet purchased, at estimated fair value		1,006,386,129
Trading securities sold under agreements to repurchase		1,453,833,500
Current taxes payable		2,030,246
Other liabilities		6,117,337
Total liabilities		2,518,193,945
Subordinated liabilities with Affiliates		100,000,000

Stockholder's equity

Common stock, no par, 3,000 shares authorized, issued and outstanding	75,000
Additional paid-in capital	31,925,000
Retained earnings	54,888,737
Total stockholder's equity	86,888,737
Total liabilities and stockholder's equity	$ 2,705,082,682

The accompanying notes are an integral part of this financial statements.

1. **Organization and Description of Business**

    Residential Funding Securities Corporation (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Residential Funding Corporation ("RFC" or "Parent"). RFC is a wholly owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly owned subsidiary of General Motors Acceptance Corporation ("GMAC"). GMAC is a wholly owned subsidiary of General Motors Corporation ("GM"). RFC, GMAC Mortgage Group, Inc., GMAC and GM and their affiliates are collectively referred to herein as "Affiliates." The Company trades mortgage-backed securities, asset-backed securities and other fixed income securities with brokers, dealers and other institutional investors.

2. **Significant Accounting Policies**

    Cash and Cash Equivalents
    Cash and cash equivalents include cash funds in overnight investments, short-term commercial paper and other short-term investments.

    Cash Segregated Under Federal Regulations
    Cash segregated under federal regulations represents cash that has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

    Receivable from and Payable to Brokers and Dealers and Customers/Revenue Recognition
    Customer and principal securities transactions are recorded on a trade date basis. The amounts receivable from and payable to brokers and dealers and customers result from delivery-versus-payment transactions. At December 31, 2003, the Company had no payable to brokers and dealers, or customers.

    Trading Securities Owned and Sold, Not Yet Purchased
    The Company owns mortgage-backed securities and asset-backed securities held for trading. These securities are recorded on trade date at estimated fair value with unrealized gains and losses recorded in the statement of income. Fair value is estimated based on a combination of information obtained from recent comparable sales of securities, indications from dealers, anticipated prices based on activity in the market, and discounted cash flow analyses.

    Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase
    Trading securities purchased under agreements to resell and trading securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, plus accrued interest.

Income Taxes

The Company is included in the consolidated federal and several unitary and/or combined state income tax returns of GM. The Company provides for its state unitary and combined filings pursuant to a tax sharing arrangement with GM. GM periodically settles these income tax liabilities or receivables. Any separate company state tax liabilities are accrued for on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure, interest rate volatility and regulatory changes. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Risks and Uncertainties

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. If the transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate nonperformance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

3. **Receivable from Brokers and Dealers**

Amounts receivable from brokers and dealers at December 31, 2003, consist of the following:

Receivable from brokers and dealers	$ 6,085,445
Underwriting fees receivable	4,944,288
Other	1,294,524
	$ 12,324,257

4. **Trading Securities Owned and Sold, Not Yet Purchased**

Trading securities owned and sold, not yet purchased, at estimated fair value are as follows:

	Owned	Sold, Not Yet Purchased
Agency mortgage-backed securities	$ 1,591,340,970	$ -
Private-label mortgage- and asset-backed securities	21,537,252	-
U.S. Treasury securities	-	1,006,386,129
	$ 1,612,878,222	$ 1,006,386,129

5. **Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase**

At December 31, 2003, the market value of trading securities purchased under agreements to resell was $1,007,059,882. The market value of trading securities sold under agreements to repurchase was $1,473,932,286.

Resell and repurchase agreements are collateralized by U.S. Treasury securities or various mortgage- and asset-backed securities. Collateral is valued daily and the Company may require counter-parties to deposit additional collateral or return collateral pledged, when appropriate.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2003, the Company had net capital of $43,359,248, which was $43,109,248 in excess of its required net capital of $250,000.

7. **Affiliate Transactions**

Amounts payable to Affiliates at December 31, 2003, relate to unsettled funds associated with intercompany borrowings, obligations under the Company's tax sharing arrangement and certain other transactions with RFC.

The Company has also entered into a loan agreement with RFC which provides RFC the ability to borrow funds from the Company on a limited short-term basis. All outstanding amounts pursuant to this loan agreement accrue interest at a floating rate per annum equal to the greater of the short-term commercial paper rate or the average cost of short-term funds to RFC. This loan agreement with RFC matured on March 25, 2003, and was automatically renewed for another year, per the agreement. There were no outstanding receivable amounts associated with this loan agreement during 2003.

At December 31, 2003, the Company had $149,826,733 of borrowings outstanding from its Affiliates, including $100,000,000 of subordinated debt (Note 9). Outstanding borrowings, other than subordinated debt, accrue interest at a floating rate per annum equal to the average cost of RFC's short-term funds. At December 31, 2003, the interest rate was 1.62% and the weighted average interest rate during the year was 1.82%. Additionally, at December 31, 2003, the Company had no unsettled transactions with Affiliates.

During 2003, the Company underwrote approximately $4.3 billion of mortgage-backed and asset-backed securities issued by its Affiliates.

The Company receives all management, operational and accounting services from RFC for which no costs are allocated or fees charged. Accordingly, the financial results of the Company are not indicative of those which would have occurred had the Company operated independently.

8. **Subordinated Liabilities**

At December 31, 2003, the Company has two subordinated debt agreements with RFC, totaling $100,000,000, which satisfy the provisions of Appendix D of Securities Exchange Act Rule 15c3-1. These agreements were approved by NASD Regulation, Inc. and are therefore allowable in the Company's net capital computation. The first subordinated debt agreement was entered into during 2002, totaled $50,000,000 and matures on April 30, 2005. The second subordinated debt agreement was entered into during 2003, totaled $50,000,000 and matures on April 30, 2006. Both debt agreements contain certain automatic annual rollover provisions.

The Company's outstanding borrowings bear interest at rates based on its Affiliates' specified commercial paper rate. At December 31, 2003, the interest rate on borrowings was 1.62%, and the weighted average interest rate during the year was 1.79%. Because of the related party nature of this subordinated debt agreement, the Company is unable to determine the fair value of this financial instrument. Accordingly, the fair value of this subordinated debt agreement may differ from its carrying value.

Residential Funding Securities Corporation
Notes to Financial Statement
Year Ended December 31, 2003

9. **Derivative Financial Instruments**

The Company utilizes a variety of derivative and other financial instruments for trading purposes and to manage interest rate risk. These instruments include mortgage-backed securities and mandatory forward delivery and purchase commitments. Risks arise from the potential fluctuations of interest rates during the term of these contracts.

At December 31, 2003, the notional amount (which does not represent the amount at risk), the carrying amount included in trading securities owned, and the fair market value of the Company's derivative financial instruments that are used for hedging purposes but have not been designated as fair value hedges are summarized as follows:

	Notional Amount	Carrying Amount	Fair Value
Mandatory forward delivery and purchase commitments	$ 369,500,000	$ (2,811,758)	$ (2,811,758)
Options	1,000,000	673,753	673,753